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                           July 10, 2023

       Gregory Gorgas
       President and Chief Executive Officer
       Artelo Biosciences, Inc.
       505 Lomas Santa Fe, Suite 160
       Solana Beach, California 92075

                                                        Re: Artelo Biosciences,
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed July 6, 2023
                                                            File No. 333-273153

       Dear Gregory Gorgas:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Dillon
Hagius at 202-551-7967 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Life Sciences
       cc:                                              Tom Hornish